J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Jefferies LLC

520 Madison Avenue

New York, NY 10022

SVB Leerink LLC

1301 Avenue of the Americas, 12th floor

New York, NY 10019

March 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LAVA Therapeutics B.V.
Registration Statement on Form F-1 (File No. 333-253795)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of LAVA Therapeutics B.V. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on March 24, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke Title: Executive Director

JEFFERIES LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner Title: Managing Director

SVB Leerink LLC

By:	/s/ Gabriel Cavazos
Name: Gabriel Cavazos Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]